Form SBSE-A Amendment

Filing Date: October 10, 2023

Summary of Changes:

1. Schedule B, Section II, Item 13A: Termination of PageUp arrangement.
2. Schedule B, Section II, Item 15: Addition of Macquarie B.H. Pty. Ltd. as a firm that directly/indirectly finances MBL.